

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

May 18, 2010

Jinxiang Lu
Chairman of the Board and Chief Executive Officer
A-Power Energy Generation Systems, Ltd.
No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

>   **Re: A-Power Energy Generation Systems, Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed April 22, 2010**
>   **File No. 333-166243**

Dear Mr. Lu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Prospectus, page 1

1. We note that there is currently no public market for your warrants. As a result, your warrants can be offered for resale only either at a fixed price or within a bona fide price range until a public market emerges for your warrants. Please revise your disclosure both on the prospectus cover page and in the plan of

distribution to provide that your warrants will be offered and sold at a fixed price or within a bona fide price range until a public market emerges for the warrants and, thereafter, at prevailing market prices. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 505(b)(3) of Regulation S-K.

Selling Shareholders, page 7

2. Please disclose in more detail the transaction or series of transactions in which each selling stockholder received the securities covered by the registration statement. We note disclosure on page 6 which provides only a general description.

3. With respect to footnotes 2, 4, 8 and 10 to the common stock table and footnotes 1, 2, 4 and 5 of the warrants table, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered by those security holders. For footnotes 2 and 4 on page 8 and footnotes 1 and 2 on page 11, as voting and investment power is shared, please disclose the other party or parties that share voting and investment power. Please refer to Questions 140.01 and 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website at www.sec.gov.

4. If any selling shareholder is a broker-dealer, please identify it as such. In addition please note that selling shareholders that are broker-dealers should be identified in the prospectus as underwriters. For selling shareholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If a selling shareholder cannot make these statements in the prospectus, the disclosure must state that the seller shareholder also is an underwriter.

Plan of Distribution, page 13

5. Please describe the various factors considered in determining the price of the warrants. Please refer to Item 505 of Regulation S-K.

Legal Opinion, Exhibit 5.1

6. We note that the 7,210,451 issued and outstanding common shares disclosed in the first paragraph appear to erroneously include the common shares underlying the warrants, which could not be issued and outstanding. Also, 789,145 shares are disclosed in the Calculation of Registration Fee table, but 789,144 shares are disclosed in the opinion. Please revise the opinion accordingly.

7. We note disclosure on page 2 that counsel has "assumed" that the warrants are duly authorized, executed and delivered. This assumption is inappropriate and should be deleted. If, for purposes of the matters covered by the assumption, counsel wishes to rely on the Maples and Calder opinion, please have both legal opinions revised to expressly acknowledge and permit such reliance.

Legal Opinion, Exhibit 5.2

8. Please have counsel remove the assumption in section 2.5 as it is inappropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Dietrich King, Senior Attorney at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Thomas J. Rice, Esq. (*via facsimile 212/310-1647*)
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, New York 10036